U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2023

Commission File Number: 001-38397

FARMMI, INC.

F1 1, Building No. 1, 888 Tianning Street, Liandu District

Lishui, Zhejiang Province

People’s Republic of China 323000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Explanatory Note:

As previously reported, on March 23, 2023, Farmmi, Inc. (the “Company”) convened its annual general meeting of shareholders (the “AGM”), which was adjourned to March 27, 2023. The number of shares presented at this meeting in person or by proxy was less than 7,968,995 shares, or one-third of the total issued voting ordinary shares in the Company entitled to vote, by 10:30 A.M., local time, on March 27, 2023. Because at the reconvened meeting a quorum was not present within half an hour from the time appointed for the meeting to commence, the shareholders present shall be a quorum under the Company’s Memorandum and Articles of Association, as amended. Holders of the ordinary shares were present at the reconvened meeting and a quorum was constituted. The AGM was properly convened.

The following is a brief description of the final voting results for the proposals submitted to a vote of the shareholders at the reconvened AGM on March 27, 2023.

1. Ordinary Resolution THAT YCM CPA Inc. be appointed as the Company’s independent registered public accounting firm for the fiscal year ending September 30, 2023. The votes regarding this proposal were as follows:

For	Against	Abstained
4,718,039	229,829	101,151

2. Ordinary Resolution THAT the following nominees be reelected as directors of the Company, each to serve a term expiring at the annual general meeting in 2024 or until their successors are duly elected and qualified. The votes for each of the nominees were as follows:

	For	Against	Abstained
Yefang Zhang	4,458,035	446,821	144,163
Zhengyu Wang	4,401,454	454,015	129,700
Qinyi Fu	4,401,409	536,977	102,686
Hongdao Qian	4,373,203	539,706	130,021
Hui Ruan	4,363,613	555,256	130,150

3. Ordinary Resolution THAT the authorised share capital of the Company be increased from (i) US$600,000, divided into 24,000,000 ordinary shares of US$0.025 par value each, to (ii) US$2,500,000, divided into 100,000,000 ordinary shares of US$0.025 par value each, by the creation of additional 76,000,000 ordinary shares of US$0.025 par value each. The votes regarding this proposal were as follows:

For	Against	Abstained
4,061,297	942,377	45,345

4. Such other business as may properly come before the meeting or any adjournment thereof. The votes regarding this proposal were as follows:

For	Against	Abstained
4,245,800	602,030	201,189

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SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

FARMMI, INC.

Dated: March 30, 2023	By:	/s/ Yefang Zhang
	Name	Yefang Zhang
	Title	Chief Executive Officer

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